Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total Inaugurates First Wind Power Plant
at the Les Flandres Refinery in Mardyck, France

Paris, November 14, 2003 - Thierry Desmarest, Chairman and CEO of Total, today inaugurated the Group’s first wind power plant.

The Total refinery complex in Mardyck, which is part of the Dunkirk Regional Municipality, is now home to five of the latest-generation wind turbines with a total installed capacity of 12 MW a year, equivalent to the household electricity consumption of 15,000 individuals. The large turbines have blades 40 to 50 meters long and are installed on masts 80 to 95 meters high. The three models selected combine high electrical output, a small footprint and low noise levels. For this pilot project it has been decided to compare three different manufacturers and to experiment these extremely powerful wind powers that prefigure in future major offshore and onshore developments.

The Mardyck wind power plant has been designed to supply electricity for several decades and must therefore blend into the regional fabric. Detailed studies concerning the environment, noise, visual integration, safety and local economic activity were conducted in cooperation with concerned regional stakeholders and authorities. Regular information meetings with the neighbors have been held since the project was launched and letters are sent to them at each project milestone.

The Mardyck wind power plant represents an investment of around €15 million. The output is sold to French electric utility Electricité de France, which distributes the power regionally via the public grid, under terms and conditions determined by the authorities for wind power.

Total, a multi-energy company focusing primarily on oil and natural gas, is also committed to developing renewable energy sources. The Group intends to rapidly capitalize on its experience in wind power by participating in future onshore and offshore projects. In this way, Total will contribute to helping European Union member States achieve their renewable energy targets.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com